Exhibit 99.12

LICENSE AGREEMENT

This AGREEMENT (the “Agreement”) dated as of February [       ], 2002 is made by and between IPS, Ltd., a corporation duly organized and existing under the laws of the Republic of Korea (“Korea”) and having its principal office at #33 Jije-dong, Pyungtaek, Kyungki-Do, Korea (“Licensor”), and ASML US, Inc., acting under the name of ASML Thermal Division, a corporation duly organized and existing under the laws of the State of Delaware and having its principal office at 440 Kings Village Road, Scotts Valley, CA 95055 (the “Company”).

WITNESSETH

WHEREAS, the Company is a developer of certain equipment used for the fabrication of semiconductor devices;

WHEREAS, Licensor is a developer of certain semiconductor fabrication equipment used to deposit conductive and dielectric layers onto an integrated circuit (“IC”) substrate;

WHEREAS, Licensor owns, or has the right to use, certain intellectual property rights for performing deposition of active conductive layers onto an IC substrate which is useful in the production of IC devices;

WHEREAS, Licensor and the Company desire to enter into a business arrangement where the Company shall have the rights to manufacture and sell the Licensed Products (as defined below) using the Licensor Intellectual Property (as defined below) in exchange for the Company making certain royalty payments to Licensor;

WHEREAS, in addition to such royalty payments to Licensor, within forty five (45) days of signing of the amendment to the SEC License Agreement, as further defined herein below, the Company shall pay 5 Million US Dollars to Licensor as a business initiation fee for the future cooperation between the Parties and the worldwide and exclusive distributorship granted to the Company hereunder and pay additional 5 Million US Dollars for certain specific research and development projects (the “R&D Work”) as defined in Exhibit A attached hereto; and

WHEREAS, the Company shall contract Licensor for the manufacturing of certain Licensed Products or components thereto under the terms and subject to the conditions of a manufacturing agreement (the “Manufacturing Agreement”) to be executed between Licensor and the Company.

NOW, THEREFORE, in consideration of the foregoing and of the conditions set forth below, the parties hereto agree as follows:

DEFINITIONS

As used in this Agreement, the following terms, whether used in the singular or plural, shall have the following meanings:

A.                                   “ALD Products” means any commercial apparatus, machine or equipment for depositing thin films, wherein such a deposition is performed by the ALD Technology,

B.                                     “ALD Technology” means atomic layer deposition technique which utilizes a sequential application of reaction vapor through multiple ports onto various substrates.

C.                                     “Confidential Information” means all materials, trade secrets or other information, including, without limitation, proprietary information and materials (whether or not patentable) regarding a Party’s technology, products, business information or objectives (including, without limitation, any information relating to technology licensed by a third party to Licensor), which is designated as confidential in writing by the disclosing Party, whether by letter or by the use of an appropriate stamp or legend, prior to or at the time any such material, trade secret or other information is disclosed by the disclosing Party to the other Party.  Notwithstanding the foregoing to the contrary, materials, trade secrets or other information which is orally or visually disclosed by a Party, or is disclosed in writing without an appropriate letter, stamp or legend, shall constitute Confidential Information if the disclosing Party, within sixty (60) days after such disclosure, delivers to the other Party a written document or documents describing the materials, trade secrets or other information and referencing the place and date of such oral, visual or written disclosure and the names of the persons to whom such disclosure was made.

D.                                    “COGS” means the cost of material, labor and burden, the detailed calculation method of which shall be set forth in the Manufacturing Agreement.  COGS shall not include R&D expenses; however, the Company will pay Licensor as a percentage of COGS reasonable future R&D expenses incurred specifically in connection with the development of the ALD Technology directly or indirectly beneficial to the Company, but not including costs associated with the R&D Work (up to US$5 million), which is already paid by the Company.

E.                                      “Hub” shall mean a transfer chamber module and load locks, but excluding process module(s), gas boxes and subsystems (O3 generator, pump, scrubber and catalyzer).  For the purpose of this Agreement, IPS Hub shall mean Brooks or IPS transfer chamber module and load locks, and ASML Hub shall mean transfer chamber module, other than Brooks transfer chamber module, manufactured or have manufactured by the Company and load locks.

F.                                      “IPS Unit” shall mean fully manufactured and assembled one or multiple process modules based cluster system, including load locks, but excluding gas boxes and subsystems (O3 generator, pump, scrubber and catalyzer) meeting the Company’s specifications and other requirements.

G.                                     “Licensed Products” in either singular or plural means any commercial apparatus, machine or equipment for use in a semiconductor and non-semiconductor device manufacturing process for depositing thin films, wherein such a deposition is performed by the ALD Technology covered by Licensor Patent Rights or which is primarily based on Licensor Technology.

H.                                    “Licensor Intellectual Property” shall mean both (i) the Licensor Patent Rights and (ii) the Licensor Technology.

I.                                         “Licensor Patent Rights” shall mean all patents and patent applications (which for all purposes of this Agreement shall be deemed to include certificates of invention, applications for certificates of invention and utility models) throughout the world, covering or relating to the ALD Technology, including any substitutions, extensions, reissues, reexaminations, renewals, divisions, continuations or continuations-in-part, which Licensor owns or is authorized to use, and under which Licensor has the right to grant sublicenses to the Company, as of the date of this Agreement and thereafter.

J.                                        “Licensor Technology” shall mean all technical information owned or authorized to be used by Licensor as of the date of this Agreement and thereafter, other than the Licensor Patent Rights, relating to the ALD Technology, which information is necessary or useful for the Company to develop, make, have made, use, market, install, service, support, maintain, distribute and/or sell the Licensed Products hereunder.

K.                                    “Net Sales Price” shall mean the gross amount actually received by the Company on sales of the Licensed Products or components thereto, less (a) credits or allowances, if any, actually granted by the Company, (b) discounts actually allowed by the Company, (c) freight, postage and insurance charges and additional special packaging charges actually paid or to be paid by the Company, (d) customs duties actually paid or to be paid by the Company, (e) excises, sales taxes, duties or other taxes imposed upon and actually paid or to be paid by the Company with respect to such sales (excluding what is commonly known as income taxes), and (f) royalties actually paid or to be paid by the Company for patents or technology (other than Licensor Intellectual Property) used for the Licensed Products.  For items (c), (d), (e), and (f), the amount of such payments to be paid by the Company must be certain, ascertainable and payable and cannot be speculative in order to be deducted from the gross amount.

L.                                      “Party” means the Company or Licensor individually; and “Parties” means the Company and Licensor collectively.

M.                                 “Territory” means the entire world, except Korea.

II.                                     GRANT OF LICENSE

A.                                   Licenses.  Licensor hereby grants to the Company a worldwide, non-transferable and exclusive license under all of the Licensor Intellectual Property to develop, make, have made, use, market, install, service, support, maintain, sell and distribute the Licensed Products (a) within the Territory and (b) within Korea only for those U.S. customers of the Company that have operation locations in Korea (provided that the Licensed Products are not sold for resale purpose).  The Company shall pay Licensor additional commission at the rate of 5% of the Net Sales Price of the Licensed Products when sold to Korea, and to use, reproduce, modify, enhance and create derivative work of the Licensor Technology; provided that following the expiration or termination of this Agreement, Licensor’s license of Licensor Technology to the Company shall become non-exclusive and worldwide (including Korea) and shall be perpetual (ie. such license shall survive the expiration or termination of this Agreement).  In addition, within sixty (60) days of the execution of this Agreement, at no additional cost to the Company, Licensor shall enter into an amendment agreement to a license agreement dated August 8, 2000 between Licensor and Samsung Electronics Co., Ltd. (“SEC”) (the “SEC License Agreement”) with SEC, which shall be substantially in the form attached hereto as Exhibit B and at a minimum contain the following provisions: (a) to cause Licensor’s license from SEC under the SEC License Agreement to be sublicensed from Licensor to the Company and (b) to lengthen the term of the SEC License Agreement to be at least the same as the term of this Agreement.

B.                                     Technology Transfer.  Licensor shall provide the Company with all information related to the Licensor Intellectual Property as may be known or possessed by Licensor and as may be reasonably necessary for the Company to exploit the licenses granted in Section II.A in the following manner.  Starting immediately upon the execution of the Agreement, Licensor shall transfer to, and train and educate, the Company the Licensor Intellectual Property, which is necessary or useful for the Company (a) to engage in sales and marketing activities and (b) to prepare certain employees of the Company to facilitate the installation and demo ready of the First Demo tools.  Immediately upon payment of the business initiation fee of 5 Million US Dollars and additional 5 Million US Dollars for the R&D Work pursuant to Section X.F, Licensor shall transfer to, and train and educate, the Company the Licensor Intellectual Property, which is necessary and useful for the exercise of the rights granted under Section II.A.  The scope of such technology transfer is further described in Exhibit C attached hereto.  Technology transfer from Licensor to the Company shall take place in Korea and the Company shall be responsible for costs associated with its own employees, including travel and lodging expenses, and necessary technology transfer from the Company to Licensor shall be done at the Company’s Scotts Valley site and Licensor shall be responsible for costs associated with its own employees, including travel and lodging expenses.  Licensor shall provide to the Company access to the Licensor Intellectual Property during the term of this Agreement.  Upon discovery of any modification or improvements in the Licensor Intellectual Property, Licensor shall immediately disclose such improvements and provide them to the Company.

C.                                     Assistance.  Licensor shall not be required to send its own staff to assist the Company to service and support the Licensed Products sold to end customers.  The Company shall reimburse Licensor for any and all out-of-pocket expenses (including, without limitation, travel and lodging expenses) incurred in connection with the provision by Licensor of such assistance to the Company.

D.                                    Licensor shall retain all ownership of the Licensor Intellectual Property, whether or not specifically recognized or perfected under the laws of the jurisdiction in which the Licensor Intellectual Property is used or licensed, and the Company shall obtain no ownership rights thereto under this Agreement; provided, however, that the Company shall own all modifications, enhancements and derivative works (the “Derivative IPs”) of the Licensor Technology developed by or for the Company during the term of this Agreement.  During the term of this Agreement, the Company hereby grants to Licensor (a) a non-exclusive, non-transferable, world-wide, and royalty-free license under the Derivative IPs to make or have made the Licensed Products, (b) an exclusive, non-transferable, and royalty-free license under the Derivative IPs to use the Licensed Products in Korea and sell the Licensed Products to customers in Korea to be used in Korea (except in situations where Licensor’s customers in Korea decide to purchase IPS Hub based Licensed Product and use it outside of Korea), and (c) a non-exclusive, non-transferable, world-wide and royalty-free license under the Derivative IPs to use and sell the Licensed Products to the Company and its affiliates, as when and if requested by the Company; provided that following the expiration or termination of this Agreement, the Company’s license of non patented Derivative IPs to Licensor shall become non exclusive and world wide (including Korea) and shall be perpetual (ie. such license shall survive the expiration or termination of this Agreement).  The Company shall inform Licensor of any modifications, enhancements and derivative works it makes to the Licensor Technology promptly after its origin.

E.                                      The Parties shall review the option of jointly developing the next generation high performance platform for the Licensed Products.  If the Parties agree to pursue the development jointly, then the Parties shall enter into a separate joint development agreement.  Such joint development agreement shall address, among others, conditions under which Licensor has the right to sell the next generation product in Korea.

F.                                      The Company shall offer to sell ASML Hubs to Licensor for the purpose of enabling Licensor to sell ALD Products based on ASML Hubs to customers located in Korea.  The Company shall offer competitive pricing to Licensor for ASML Hubs, and shall provide necessary technical support to Licensor for assembly and integration.

III.                                 MINIMUM PURCHASE REQUIREMENTS

A.                                   Purchase.  During the entire term of the Agreement, Licensor shall offer to sell to the Company the Licensed Products or any components thereto, including the IPS Units.  Except as stated in Sections III.D. and III.E., it is agreed and understood by the Parties that the Company shall not have any obligation to purchase the Licensed Products or components thereto.

B.                                     Purchase Orders.  The Company shall issue purchase orders to Licensor to purchase the Licensed Products or any components thereto.  Except as stated in Sections III.D. and III.E., until such purchase orders are issued, the Company shall have no obligation to purchase the Licensed Products or components thereto.

C.                                     Price.  Licensor will offer the best pricing to the Company for Licensor products and components, including, without limitations, the Licensed Products and IPS Units.

D.                                    Demo Tools.

(i)                                     The Company shall purchase from Licensor one 200mm two (2)-process module demo tool (complete system with subsystems (O3 generator, pump, scrubber and catalyzer) and options (including gas box)) (the “First Demo Tool”) fully assembled by Licensor at the price of US$1.8 million (CIP, Seller’s Scotts Valley Site), containing AI2O3, HfO2, Ta2O5 and TiN ALD process modules.  The Company shall submit to Licensor a letter of intent (the “LOI”), which shall contain necessary information, such as specifications, to enable Licensor to start the manufacturing of the First Demo Tool, to purchase the First Demo Tool within two (2) weeks of the execution of the Agreement and shall issue a purchase order for the First Demo Tool within forty-five (45) days of the Agreement.  The First Demo Tool shall come with Licensor’s standard warranty which shall be no less than one year from the date of acceptance or process qualified and shall contain other customary warranty terms and conditions.  The First Demo Tool shall meet the same specifications that Licensor’s tools met in its Korean lab.

(ii)                                  The total payment for the First Demo Tool shall be paid to the Licensor in the following manner: 10% at the time of the submission by the Company of a purchase order therefor, 10% one month thereafter, 10% one month after the second payment, 10% one month after the third payment, 50% upon shipment, and 10% when the Demo Tool is process qualified (i.e., demo ready).

(iii)                               Licensor shall deliver the First Demo Tool at the Company’s Scotts Valley site within 8 weeks from the date of the LOI; the First Demo Tool shall be installed within 4 weeks from the date of delivery thereof; and the First Demo Tool shall be demo ready within 4 weeks from the installation thereof.  Licensor shall be responsible for the hardware installation, process startup and demo qualification of the First Demo Tool.  The Company shall provide all reasonable assistance and support.  The Company shall pay reasonable out of pocket expenses, including travel and lodging, for Licensor’s personnel dispatched to the Scotts Valley site for (a) installation and startup of the First Demo Tool for up to two (2) weeks and for (b) process qualification of the First Demo Tool for up to two (2) weeks if two (2) process modules or four (4) weeks if four (4) process modules.  Licensor shall be responsible for all its expenses, including its out of pocket expenses, beyond those periods.  The Company shall be responsible for bringing required facilities and utilities to, and completing ground work ready for, the First Demo Tool prior to the commencement of installation.

(iv)                              The Company shall purchase, under the same terms and subject to the same conditions as those for the purchase of the First Demo Tool, an additional 200mm-300mm-bridge demo tool (the “Second Demo Tool”); provided that in the event that the Second Demo Tool is a 300 mm system, then there will be an incremental cost increase in price associated with going from the 200mm to 300 mm configuration, upon receiving a purchase order from a customer for multiple Licensed Products, or the first of many purchase orders for a Licensed Product, to be used in a commercial production setting, not in R&D or other non-commercial production settings.  The First and Second Demo Tools shall be referred to as “Demo Tools” collectively).

(v)           Notwithstanding anything else to the contrary, the Company’s commitment to purchase the Demo Tools is premised upon an assumption that Licensor shall obtain the amendment to the SEC License Agreement within sixty (60) days of the execution of the Agreement.  In the event Licensor is unable to do so, without prejudicing its other rights and remedies, the Company shall have the right to return, and/or cancel any outstanding commitment for, the Demo Tools for a full refund of the purchase price.

E.                                      Licensed Products and Components.

Provided that Licensor’s products and components, including the IPS Units, meet the Company’s specifications, quality requirements, and delivery schedules, the Company shall be obligated to do the following:

(i)                                     The Company shall purchase from Licensor all required IPS Units, fully assembled by Licensor, for the first fifty (50) orders for any ALD Products, irrespective of whether such ALD technology is owned or controlled by Licensor, from the Company’s customers within the Territory, at a unit price of the COGS plus (a) as a percentage of COGS reasonable future R&D expenses incurred specifically in connection with the development of the ALD Technology directly or indirectly beneficial to the Company, but not including costs associated with the R&D Work (up to US$5 million), which is already paid by the Company and (b) a 10% markup (ex factory), which unit price shall not include any SEMI safety certificate assessment (including any modification or amendment thereto) and system installation related expenses which shall be borne by the Company.  However, in the event customers of the Company choose to purchase ALD Products not based on IPS Units configuration, then for ALD Products after the first twenty five (25) ALD Products, the Company shall not be required to purchase IPS Units for such ALD Products.  Instead, the Company shall be allowed to fulfill its obligations under this Section by purchasing modules from Licensor.  The rate of substitution shall be four (4) modules for one (1) IPS Unit.  For the avoidance of doubt, the Company shall not sell any ALD Product which does not contain IPS Unit manufactured by Licensor, until and unless the minimum purchase requirement under this Section III.E.(i) is fully satisfied by the Company.

(ii)                                  In addition to the Company’s obligation under Section III.E.(i), the Company shall purchase from Licensor, at a minimum, components or parts, which may be process chambers or transfer modules, (the “Components”) the total value of which is at least twenty five percent (25%) of the Company’s COGS of each Licensed Product sold; provided, that Licensor’s prices, including its markup, for the Components are equal to or lower than 110% of the Company’s COGS for similar items, and further provided that the Components meet the Company’s specifications and other requirements, including quality and delivery requirements.

(iii)                               In the event that Licensor’s sales price for the relevant Licensed Product or components and parts thereto purchased by the Company under Section III.E.(ii) or IPS Units purchased under Section III.E.(i) shall exceed the Company’s COGS by 10%, Licensor shall, at its option, reduce the price of such product by an amount equal to such excess.  If Licensor chooses not to reduce the price, the relevant component shall be deemed to have been purchased by the Company for the purpose of Section III.E.(ii) or Section III.E.(i).  For the avoidance of any doubt, since the Company does not expect to have any actual COGS due to its obligations to purchase from Licensor under Section III.E.(ii) and Section III.E.(i), for the purpose of comparing the Company’s COGS to the price of Licensor for a relevant Component, the Parties shall agree upon a method in the Manufacturing Agreement.

(iv)                              The provisions of the Manufacturing Agreement relating to COGS (including, without limitation, the calculation thereof) shall apply mutatis mutandis.

(v)                                 The Parties shall meet every six (6) months to review any change in the Parties’ COGS.

F.                                      Purchase Terms.  The terms and conditions of order, sale and purchase as set forth in the Manufacturing Agreement shall apply mutatis mutandis to all sale and purchase transactions made hereunder.

IV.                                 ROYALTIES

A.                                   Royalties.

(i)                                     As a consideration to Licensor under this Agreement, the Company shall pay to Licensor royalty which shall be a fixed amount per ALD process module (a “Royalty Module”) for each License Product sold by the Company, whether such Royalty Module is manufactured by Licensor or not and whether sold separately or as part of a system, in accordance with the following royalty payment schedule:

	Royalty per Royalty Module (US$)
Number of Royalty Modules (cumulative during term)	AI2O3 and TiN Royalty Modules*	Other types of Royalty Modules
0-100	60,000	50,000
101-200	50,000	40,000
201 and more	40,000	30,000

Only if such modules are manufactured by using the technology licensed under the SEC License Agreement.

(ii)                                  The royalty payment schedule set forth in Section IV.A.(i) shall be applicable to single-wafer process modules only.  The parties shall negotiate in good faith and determine a new royalty payment schedule for other types of Royalty Module by the mutual agreement between them when such other types of Royalty Module are developed and available for sale.

(iii)                               In the event of the termination or expiration of the SEC License Agreement, the royalty payment amount shall be reduced by (a) any royalty amount to be paid by the Company to SEC to continue to be licensed under SEC’s intellectual property in the SEC License Agreement or (b) in the event the Company is unable to obtain a license from SEC, then the Parties shall reduce the royalty payment schedule and the minimum purchase requirement in Section III.E.(i) by a ratio of (i) the Company’s revenues from the Licensed Products based on SEC IP (the numerator) and (ii) the Company’s total revenues from the Licensed Products (the denominator).

B.                                     Payment.  The royalty payments pursuant to Section IV.A shall be made twice per annum, covering the periods of January 1st through June 30th and July 1st through December 31st, respectively.  The Company shall deliver to Licensor within 30 days after the end of each period a written report showing its computation of royalties due under this Agreement for such period.  Simultaneously with the delivery of each such report, the Company shall pay to Licensor all amounts shown to be due thereon by wire transfer of immediately available funds to a bank account designated by Licensor.

C.                                     Tax.  Licensor shall be responsible for all present and future taxes, including withholding taxes, imposed upon the royalty payments, except the Company shall be responsible for paying its own income taxes.  The Company shall cooperate with Licensor in structuring the payment under this Article IV in the most tax efficient manner in order to minimize Licensor’s tax burden; provided that the Company shall not incur any costs, expenses or liabilities in effecting such structuring.

D.                                    Setoff.  The Company shall be entitled at all times to off-set against any payments due to Licensor any amount owing at any time from Licensor to the Company.

V.                                     REPRESENTATIONS AND WARRANTIES.

A.                                   Authority of Licensor.  Licensor hereby represents and warrants that (i) it has the legitimate and full authority to grant to the Company all of the rights it hereby grants, (ii) it is the sole inventor of the ALD Technology as described under the Licensor Patent Rights, and (iii) it owns the entire right, title and interest in and to, or authorized to use, as the case may be, all Licensor Intellectual Property.  For the avoidance of doubt, Licensor does not warrant or guarantee the patent registration of any of the patent applications for the Licensor Patent Rights.

B.                                     Validity of Licensor Intellectual Property.  Licensor warrants and represents that the Licensor Patent Rights are validly issued and in effect, that no claim has been made contesting the validity of any of the Licensor Patent Rights, and that the use of the Licensor Intellectual Property as intended or contemplated by this Agreement will not constitute an infringement of the rights of any third party.

C.                                     Disclaimers.  EXCEPT AS EXPRESSLY SET FORTH HEREIN, NEITHER PARTY MAKES ANY WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, UNDER THIS AGREEMENT WITH RESPECT TO THIS AGREEMENT AND ANY RIGHTS LICENSED OR PROVIDED HEREUNDER.

VI.                                 INDEMNIFICATION.

A.                                   General Indemnification.  Each Party (the “Indemnifying Party”) shall indemnify and hold the other Party and its customers (the “Indemnified Party”) harmless against any actual loss, damage, liabilities or claim, including reasonable attorney fees, which the Indemnified Party may hereafter incur, become responsible for or pay out as a result of death or bodily injury to any person, destruction or damage to any property, contamination of or adverse effects on the environment and any clean up costs in connection therewith, or any violation of governmental law, regulation, or orders, caused, in whole or in part, by (a) the Indemnifying Party’s breach of any term or provision of this Agreement, (b) any negligent or willful acts, errors or omissions by the Indemnifying Party, its employees, officers, agents, representatives or sub-contractors in the performance of the Indemnifying Party’s obligations under this Agreement, or (c) actual or alleged infringement of any third party patent, copyright, trade secret, trademark, maskwork or other intellectual rights arising out of the development, import, manufacture, use or sale of Licensed Products by the Company or its customers..

B.                                     Third Party Claims.  In the event that any legal proceedings shall be instituted or that any other claim or demand shall be asserted by any person in respect of which payment may be sought from the Indemnifying Party under this Section VI.A, the Indemnified Party shall promptly cause written notice of the assertion of any claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnifying Party which shall at its expense be represented by counsel of its choice and defend against, negotiate, settle or otherwise deal with any proceeding, claim or demand which relates to any loss, damage, liabilities or claim indemnified against hereunder; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its expense.  The Parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand.  The indemnifying Party shall permit the indemnified Party to participate in the defense or settlement thereof and agrees not to settle without the consent of the indemnified Party.

VII.                             LIMITATION OF LIABILITY.

IN NO EVENT SHALL ANY PARTY BE LIABLE TO THE OTHER PARTY OR ANY OTHER PERSON, FOR ANY INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES OR LOST PROFITS, EVEN IF THE PARTY AT DEFAULT OR BREACH HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.  THESE LIMITATIONS SHALL APPLY EVEN IF ANY REMEDIES FAIL OF THEIR ESSENTIAL PURPOSE.

VIII.                         CONFIDENTIAL INFORMATION

A.                                   Treatment of Confidential Information.  Each Party shall maintain the Confidential Information of the other Party in confidence, and shall not disclose, divulge or otherwise communicate such Confidential Information to others, or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement, and hereby agrees to exercise every reasonable precaution to prevent and restrain the unauthorized disclosure (except to the extent necessary incident to the use or sale of Licensed Products) of such Confidential Information by any of its directors, officers, employees, consultants, subcontractors or agents.

B.                                     Release from Restrictions.  The provisions of Section VIII.A shall not apply to any Confidential Information disclosed hereunder which:  (a) was known or used by the receiving Party prior to its date of disclosure to the receiving Party, as evidenced by the prior written records of the receiving Party; or (b) either before or after the date of the disclosure to the receiving Party is lawfully disclosed to the receiving Party by sources other than the disclosing Party rightfully in possession of the Confidential Information; or (c) either before or after the date of the disclosure to the receiving Party becomes published or generally known to the public, other than through the sale of Licensed Products in the ordinary course, through no fault or omission on the part of the receiving Party or an affiliated party; or (d) is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or (e) is required to be disclosed by the receiving Party to comply with applicable laws, to defend or prosecute litigation or to comply with governmental regulations, provided that the receiving Party provides prior written notice of such disclosure to the other Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

In any event, both Parties shall be released from any confidential obligations under Section VIII.A after a period of 7 years from the date of receipt of the said Confidential Information.

IX.                                TERM AND TERMINATION

A.                                   Term.  This Agreement shall enter into effect upon the execution of this Agreement.  This Agreement shall remain in effect for 10 years thereafter, which term shall be renewable by the mutual agreement between the Parties.

B.                                     Mutual Termination.  This Agreement may be terminated forthwith upon written notice to that effect by a Party, if any of the following occurs:

(i)                                     In the event that the other Party shall be in default of any of its material obligations hereunder and, if such default is capable of being remedied, shall fail to remedy any such default within 60 days after notice thereof by the terminating Party.  Notwithstanding anything else to the contrary, the Parties shall not terminate the Agreement as a result of a good faith dispute regarding payments to be made hereunder; and

(ii)                                  In the event that the other Party or its creditors or any other eligible entity or individual shall file for its liquidation, bankruptcy, corporate reorganization, composition or dissolution, or if such other Party is unable to pay its debts as they become due, has explicitly or implicitly suspended payment of any debts as they become due (except debts contested in good faith), or if its creditors have taken over its management, or if any material or significant part of its undertaking, property, or assets shall be intervened in, expropriated, or totally or partially confiscated by action of any government.

C.                                     Part (a).       Termination by Company

This Agreement may be terminated by Company upon written notice to Licensor:

(i)                                     In the event that the SEC License Agreement is terminated or expired during the Term of this Agreement.

(ii)                                  In the event that Licensor fails to execute the SEC License Agreement within sixty (60) days after the execution of this Agreement.

Part (b).      Termination by Licensor

This Agreement may be terminated by Licenser upon written notice to the Company:

(i)                                     In the event that the Company discontinues or plans to discontinue the products based on ALD Technology,

D.                                    Consequences of Expiration or Termination.  Upon the expiration or termination of this Agreement for any reason whatsoever:

(i)                                     All rights and privileges granted to one another hereunder shall terminate, and the Company thereafter shall not make use of or claim any rights in, or to the use of, any of the Licensor Intellectual Property or Confidential Information received from Licensor; provided, that the Company shall have a limited license under the Licensor Intellectual Property to continue to support its existing customer base and fulfill its obligations under its agreements with the existing customers under the terms and subject to the conditions to be mutually agreed upon between the Parties;

(ii)                                  Each Party shall promptly return to the other Party all written Confidential Information, and all copies thereof, of such other Party;

(iii)                               Notwithstanding anything else to the contrary, upon any termination by the Company pursuant to Section IX.B.(i) or (ii) or C.(i), the licenses granted pursuant to Section II.A, except for Licensor Patent Rights, shall survive and shall be deemed fully paid; and

(iv)                              Notwithstanding anything else to the contrary, upon occurrence of C(a)(i), Licensor shall refund (x) 50% of the business initiation fee to the Company; provided, however, that the amount of such refund (i.e., 50% of the business initiation fee or $2.5 Million) shall be reduced by a fraction, the numerator of which shall be the number of years lapsed after the date hereof until the termination hereof and the denominator of which shall be 10, and (y) any portion of $5 Million for the R&D Work unspent or unused.

E.                                      Survival of Obligations.  Notwithstanding any termination of this Agreement, the obligations of the Parties with respect to the protection and nondisclosure of Confidential Information under Article VIII and the obligations of the Parties under Sections V, VI, VII, VIII and IX.D., as well as any other provisions which by their nature are intended to survive any such termination, shall survive and continue to be enforceable.

F.                                      Upon expiration or termination of this Agreement, no Party shall be relieved of any obligations incurred prior to such expiration or termination.

X.                                    COVENANTS

A.                                   The Company shall assist Licensor in non-binding forecasting business opportunities and associated revenues and royalty potentials in every six (6) months.  The Parties explicitly and specifically agree that such forecasting shall not be binding on either Party.

B.                                     Upon request from Licensor, the Company shall provide Licensor with all reasonable information necessary to verify the Company’s COGS and the royalty amounts payable under Section IV.A.  Upon request from the Company, Licensor shall provide the Company with all information necessary to verify Licensor’s COGS.  With reasonable prior written notice from the requesting Party, the receiving Party shall, from time to time, but no more than twice per year, permit the requesting Party, its representatives, during the receiving Party’s normal business hours and without interfering the receiving Party’s normal business activities, to examine, at the expense of the requesting Party, such books of account of the receiving Party as necessary to determine the proper amount of royalties, COGS, or prices under this Agreement.

C.                                     The Parties agree to issue press releases upon execution of the Agreement.  The content of any press releases shall be reviewed and approved by the non releasing Party, whose consent shall not be unreasonable withheld.

D.                                    The Company shall indicate in its sales brochures and catalogues that the Licensed Products are manufactured under a license agreement with Licensor.

E.                                      To the extent legally permissible, the Parties shall review, on a quarterly basis, each Party’s business operations, including future roadmaps, business operations of each party’s competitors, the status of ALD technology, market trends, and joint development opportunities.

F.                                      Within 45 days from the execution of the SEC License Agreement, the Company shall pay to Licensor a business initiation fee of 5 Million US Dollars and additional 5 Million US Dollars for the R&D Work by wire transfer of immediately available funds to a bank account designated by Licensor.  Licensor shall be responsible for all present and future taxes, including any withholding taxes, imposed upon such payments.  The Company’s obligation to pay the above amounts is conditioned upon Licensor’s execution of the SEC License Agreement within the required time.

G.                                     Within 75 days from the execution of this Agreement, the Parties shall negotiate in good faith and enter into the Manufacturing Agreement.

XI.                                MISCELLANEOUS

A.                                   Force Majeure.  No Party to this Agreement shall be responsible to the other Party for nonperformance or delay in performance of the terms or conditions of this Agreement due to acts of God, acts of governments, war, riots, strikes, accidents in transportation or other causes beyond the reasonable control of such Party.

B.                                     Specific Performance.  Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that the failure of a Party to perform its obligations under this Agreement in accordance with the terms and conditions contained in this Agreement would cause irreparable damage to the other Party for which monetary damages would not provide an adequate remedy.  Accordingly, it is agreed that, in addition to any other remedy at law or in equity, such other Party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement, and an order of specific performance to compel performance of such obligations in any action instituted in any court having subject matter jurisdiction.

C.                                     Publicity.  No Party shall originate any publicity, news release or other public announcement, written or oral, relating to this Agreement without the prior written approval of the other Party except as otherwise required by law.  Such approval shall not be unreasonably withheld.

D.                                    Governing Law and Dispute Resolution.  THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE

STATE OF CALIFORNIA, WITHOUT REFERENCE TO ITS CONFLICTS OF LAW PRINCIPLES.  Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by binding arbitration in accordance with the International Arbitration Rules of the American Arbitration Association.  The arbitration shall be conducted in San Francisco.  Each Party shall bear its own expenses in connection with the arbitration; however, in the event Licensor is the prevailing party, the Company shall reimburse Licensor 50% of reasonable out-of-pocket expenses for traveling and lodging incurred by Licensor in connection with such arbitration.  Notwithstanding the foregoing, the parties shall be entitled to seek injunctive relief, security or other equitable remedies from any court of competent jurisdiction in furtherance of the arbitration proceedings.

E.                                      Waiver.  The waiver by any Party of a breach or a default of any provision of this Agreement by any other Party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of a Party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any right, power or privilege by such Party.

F.                                      Notices.  Any notice or other communication in connection with this Agreement must be in writing and if by mail, by certified mail, return receipt requested, and shall be effective when delivered to the addressee at the address listed below or such other address as the addressee shall have specified in a notice actually received by the addressor.

If to the Company:	If to Licensor:

ASML Thermal Systems Division	IPS, Ltd.

440 Kings Village Road
Scotts Valley, CA 95066	#33 Jije-dong, Pyungtaek
Kyungki-Do, Korea

Attention: Kerem Kapkin
Director of Strategic business	Attention: Jang-Ho Bae
Development

G.                                     No Agency.  Nothing herein shall be deemed to constitute the Company, on the one hand, or Licensor, on the other hand, as the agent or representative of the other, or as joint venturers or partners for any purpose.  Each Party shall be an independent contractor of the other Party, not an employee or partner.  Neither the Company, on the one hand, nor Licensor, on the other hand, shall be responsible for the acts or omissions of the other.  No Party will have authority to speak for, represent or obligate the other Party in any way without prior written authority from such other Party.

H.                                    Entire Agreement.  This Agreement contain the full understanding of the Parties with respect to the subject matter hereof and supersede all prior understandings and writings relating thereto.  No waiver, alteration or modification of any of the provisions hereof shall be binding unless made in writing and signed by the Parties.

I.                                         Headings.  The headings contained in this Agreement are for convenience of reference only and shall not be considered in construing this Agreement.

J.                                        Severability.  In the event that any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable because it is invalid or in conflict with any law of any relevant jurisdiction, the validity of the remaining provisions shall not be affected.

K.                                    Assignment.  No Party to this Agreement may assign its rights or obligations hereunder without the prior written consent of the other Party; provided, however, that notwithstanding the foregoing to the contrary, the Company may assign its rights and delegate obligations hereunder without the prior written consent of Licensor to the parent, or in connection with the sale of all or substantially all of the business or assets of the Company relating to the development, manufacture, use, or sale of a Licensed
Product(s).

L.                                      Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors and permitted assigns.

M.                                 Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of such together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in their names by their properly and duly authorized officers or representatives as of the date first above written.

ASML US, Inc.	IPS, Ltd.

/s/ Jeffrey M. Kowalski	/s/ Yong Han Lee
By:	By:
Jeffrey M. Kowalski	YONG HAN, LEE
President, ASML Thermal Div	CHAIRMAN & CEO

Exhibit A:  Scope of R&D Work

IPS shall manufacture three (3) 200mm [two (2) process module] additional R&D tools and upgrade of the existing R&D tool with for development of specific technologies:

ASML -Two (2) R&D Tools at ASML Scotts Valley 2.8$M	Tool Configuration	B. Target Technologies
	R&D Tool #1 ASML Dielectric Film R&D Tool	High-k gate dielectric development HfO2, ZrO2, Ta205, Nano-laminates
	R&D Tool #2 ASML Conductive Film R&D Tool	C. W Contact Barrier and adhesion later D. TiN, TaN, WN
IPS -One (1) new R&D Tool at IPS 1.4$M -Upgrade existing R&D Tool. 0.8$M	R&D Tool #1 IPS DRAM Film Dev. Tool	DRAM Capacitor and Electrode Development E. HfO2, Ta2O5/TiO2,
	R&D Tool #2 IPS Interconnect Barrier	A1203, PZT, BST TiN, TaN, WN, Pt Interconnect Barrier film development F. TiN (low temp), TaN, Cu seed

Exhibit B:  SEC License Agreement Form

AMENDMENT

TO

LICENSE AGREEMENT

OF

AUGUST 8, 2000

This Amendment, made and entered into as of                                            , 2001 by and between IPS (“Integrated Process Systems”) Ltd., a corporation duly organized and existing under the laws of Korea and having its principal offices at #33 Jije-dong, Pyungtaek, Kyungki-Do, Korea, and Samsung Electronics Co., Ltd., (hereinafter “SEC”) a corporation duly organized and existing under the laws of the Republic of Korea and having its principal offices at Samsung Main Building 250, 2-Ka, Taepyung-Ro, Chung-Ku, Seoul 100-742, Korea.

WITNESSETH:

WHEREAS, the parties have executed a License Agreement (“Agreement”) dated August 8, 2000, and now desire to amend certain terms of therein to include a IPS’s right sublicense to a third party equipment manufacturer.

NOW, THEREFORE, in consideration of the terms and conditions herein, the parties agree as follows:

Articles      , 1.3, and   .4 of the Agreement shall be amended as follows:

1.1                                 “Licensed Product” in either singular or plural shall mean (i) the Atomic Layer Deposition (ALD) Module as defined in new Article 1.7 herein; and (ii) ALD system which includes one or more ALD Module attached to a Backbone.

 .3                                    “Net Sale” in singular or plural shall mean the gross receipts from sales of the Licensed Products by IPS and/or the Sublicensee, as defined in new Article 1.5 herein, less deduction for all (i) transportation charges including insurance; (ii) sales and excise taxes and duties paid or allowed by any selling party, together with any other governmental charges or taxes imposed upon the production, importation, use, or sale of the Licensed Product; (iii) normal and customary trade, quantity, and cash discounts allowed; and (iv) allowances or credits to customers or on account of rejection or return of the Licensed Product.

 .4                                    “Term of License” shall mean a period of ten (10) years from the Effective Date of this Agreement or until the end of the term of any sublicense IPS grants to the Sublicensee as defined in new Article 1.5 herein which ever is later.

2.                                       Articles 1.5 through   .7 shall be added to the Agreement as follows:

 .5                                    “Sublicensee” shall mean Silicon Valley Group, Inc., acting under the name of ASML Thermal Division, a corporation duly organized and existing under the laws of the State of Delaware and having its principal offices at 440 Kings Village Road, Scotts Valley, California 95055.

 .6                                    “Backbone” in either singular or plural shall mean a central frame for attaching one or more modules or chambers in which semiconductor wafers undergo various processing procedures.

 .7                                    “ALD Modules” in singular or plural shall mean a certain chamber for depositing Al2O3 and TiN layers on to patterned integrated circuit (IC) substrate, the deposition being performed by the ALD technique which utilizes sequential application of reaction vapour through multiple ports onto the patterned layer of the IC substrate.

3.                                       Article 2.   of the Agreement shall be amended as follows:

2.                                       SEC shall grant IPS under the Intellectual Property Rights a non-exclusive, non-transferable, royalty-bearing, worldwide license to make, have made, import, use, sell, or otherwise dispose of the Licensed Product for the Term of License, and further grant the right to sublicense to the Sublicensee.

4.                                       The terms of any sublicense granted by IPS under amended Article 2.1 herein shall be subject to SEC’s prior written approval.  SEC shall not unreasonably deny or withhold to defer the execution of such a sublicense.

5.                                       Article 3.1(iii) shall be added to the Agreement as follows:

3.1(iii)     For the purposes of Article 3, a sale of a unit of the Licensed Product between IPS and the Sublicensee shall be deemed to be the only Net Sale subject to the royalty calculations as set forth in Article 3.1(ii) of the Agreement; the Sublicensee, therefore, shall not be obligated to make royalty on a subsequent resale of such a unit to a third party.

6.                                       Article 4.   of the Agreement shall be amended as follows:

4.1                                 IPS shall keep any books of account containing an accurate record of all data necessary for the determination of the amounts of royalties payable hereunder and shall, from time to time, but no more than twice per year, permit with reasonable prior written notice from SEC an independent certified public accountant appointed by SEC who is reasonably acceptable to IPS, during IPS’s normal business hours and without interfering IPS’s normal business activities, to examine, at the expense of SEC, only such books of account of IPS as necessary to determine the proper amount of royalties under this Agreement.  IPS shall further cause Sublicensee to assume the obligations as set forth hereunder in the same manner as would be applicable to IPS.

7.                                       Notwithstanding any of the provisions herein the confidentially obligations as set forth under Article 5 of the Agreement shall apply to the Sublicensee in the same manner and form.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

For and on behalf of IPS:	For and on behalf of SEC:

By:	By:

Typed Name:	Typed Name: Moon Yong Lee

Position:	Position:	Senior Vice President & General Manager

Date	Date:

Exhibit C:  Scope of Technology Transfer.

I.                                         Physical transfer of know-how and trade secrets, including specifications, technical information, systems, methods, processes, technical data, formulae, drawings, designs, schematics, blueprints, flow charts, models, prototypes, techniques, manufacturing and design information .

II.                                     Training, Assistance, and Education

Development and manufacture the Licensed Products and components thereto.

2.                                       Install, service, support, maintain, test, qualify, and trouble-shoot the Licensed Products.

3.                                       Write, modify, and operate the software for the Licensed Products.

4.                                       Process development.